UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

September 22, 2020

On September 22, 2020, Ossen Innovation Co., Ltd., a British Virgin Islands company (the “Company”), formed a special committee consisting of two independent, disinterested directors, Junhong Li and Zhongcai Wu, to consider a preliminary non-binding proposal letter (the “Proposal”), dated September 15, 2020, from Pujiang International Group Limited, a Cayman Islands company listed on the Hong Kong Stock Exchange that beneficially holds approximately 65.9% of the Company (“Pujiang”), to acquire all of the outstanding ordinary shares of the Company not owned by Pujiang or its affiliates, including ordinary shares represented by American Depositary Shares (the "ADSs", each one representing three ordinary shares), for $1.667 in cash per ordinary share, or $5.00 in cash per ADS. Junhong Li will serve as the chair of the special committee.

The Company issued a press release concerning the formation of special committee on September 22, 2020, which is attached as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.
Date: September 22, 2020

	By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release